FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 19, 2006, titled “CN posts 27 per cent increase in Q3 2006 diluted EPS, revises upwards 2006 full-year earnings guidance, expects solid 2007 financial performance”.

Item 2	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

Item 3	Management’s Discussion and Analysis (U.S. GAAP)

Item 4	Certificate of CEO

Item 5	Certificate of CFO

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN posts 27 per cent increase in Q3 2006 diluted EPS, revises upwards 2006 full-year earnings guidance, expects solid 2007 financial performance

MONTREAL, Oct. 19, 2006 — CN today reported its financial and operating results for the three-month and nine-month periods ended Sept. 30, 2006.

Third-quarter 2006 financial highlights

•	Net income of C$497 million, a 21 per cent increase over third-quarter 2005;

•	Diluted earnings per share (EPS) of C$0.94, an increase of 27 per cent;

•	Operating income of C$844 million, up 27 per cent;

•	Solid revenues of C$1,981 million, an increase of nine per cent;

•	Record quarterly operating ratio of 57.4 per cent, an improvement of 5.9 percentage points, and

•	Nine-months free cash flow of C$1,131 million (1)

E. Hunter Harrison, president and chief executive officer, said: “CN produced exceptional third-quarter results, reflecting substantial revenue growth, asset utilization and cost control accomplishments. Revenues increased nine per cent, freight volume was up six per cent, and carloadings improved by two per cent.

“The top line benefited from the underlying strength of the diverse and balanced portfolio of commodities that CN transports, as well as freight rate increases. Cost control was again outstanding -- operating expenses declined one per cent during the quarter despite an increase in workload and much higher fuel expenses. Our revenue, cost performance and asset utilization focus all came together in producing a record quarterly operating ratio of 57.4 per cent.

“CN’s business model – the pursuit of long-term, sustainable growth, and its consistent ability to grow the business at low incremental cost – continues to hit the mark, driving superior bottom line growth and delivering shareholder value.”

Positive revision to CN’s 2006 earnings guidance, solid financial outlook for 2007

Harrison said: “I’m pleased to announce today that CN is revising upwards its full-year 2006 earnings guidance because of the strong year-to-date financial performance of the company. CN now expects 2006 adjusted diluted earnings per share to be approximately C$3.40.” (2)

Building on the strength of CN’s 2006 financial track record, the company expects 2007 diluted earnings per share to grow in the 10 per cent-plus range, consistent with the company’s long-term vision.

In addition, CN expects 2006 free cash flow of approximately C$1.3 billion, and 2007 free cash flow of approximately C$800 million, with the reduction in 2007 reflecting higher cash payments for Canadian income taxes.

CN’s 2007 financial outlook assumes, among various conditions, the latest consensus forecast of North American economic growth of 2.6 per cent; crude oil prices (West Texas Intermediate) of US$65 per barrel; and a Canadian-U.S. dollar exchange rate of US$0.89 per Canadian dollar.

Third-quarter revenues and expenses

Third-quarter revenues increased nine per cent due to rate increases, higher fuel surcharges, and volume growth, particularly in the grain, intermodal, and metals and minerals commodity groups. Partly offsetting these gains was the unfavourable C$65-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Six of CN’s seven commodity groups experienced revenue increases during the quarter, while revenue ton-miles – a measure of the rail freight volume carried by the company – rose by six per cent.

CN’s operating expenses for the third quarter declined one per cent to C$1,137 million, owing largely to lower casualty and other expense, lower labour and fringe benefits expense, and the favourable C$40-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses. Partly offsetting these factors were increased fuel costs, and purchased services and material expense.

The continued appreciation in the Canadian dollar relative to the U.S. dollar reduced third-quarter net income by approximately C$15 million, or approximately three cents per diluted share.

Nine-month results

Net income for the first nine months of 2006 increased by 41 per cent to C$1,588 million, with diluted earnings per share increasing 48 per cent to C$2.95. Included in net income was a second-quarter deferred income tax recovery of C$250 million (C$0.46 per diluted share) resulting primarily from the enactment of lower federal and provincial corporate tax rates in Canada.

Revenues for the nine-month period increased by eight per cent to C$5,774 million due to rate increases, higher fuel surcharges, and volume growth, particularly in the grain, intermodal and metals and minerals commodity groups. Partly offsetting these gains was the unfavourable C$220-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Operating expenses for the first nine months of 2006 increased one per cent to C$3,500 million. The increase was largely due to increased fuel costs, purchased services and material expense, and depreciation. Partly offsetting these factors was the favourable C$130-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower casualty and other expense, and lower labour and fringe benefits expense.

Operating income increased 19 per cent to C$2,274 million, while the company’s operating ratio improved by 3.8 percentage points to 60.6 per cent.

The continued appreciation of the Canadian dollar relative to the U.S. dollar reduced nine-month 2006 net income by approximately C$50 million, or approximately nine cents per diluted share.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

(2) CN’s positive revision to its full-year 2006 earnings outlook – the company now forecasts 2006 adjusted diluted earnings per share to be approximately C$3.40 -- excludes the effect of the company’s second-quarter 2006 deferred income tax recovery of C$250 million (C$0.46 per diluted share). For comparison purposes, CN reported 2005 diluted earnings per share of C$2.77.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumptions described above in this news release, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2005 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2006 quarterly consolidated financial statements and MD&A, for a summary of major risks.

CN — Canadian National Railway Company — spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

Item 2
CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2006	2005	2006	2005

	(Unaudited)

Revenues	$1,981	$1,810	$5,774	$5,354

Operating expenses	1,137	1,145	3,500	3,450

Operating income	844	665	2,274	1,904
Interest expense	(82)	(72)	(232)	(225)
Other income (loss)	(10)	11	(16)	2

Income before income taxes	752	604	2,026	1,681
Income tax expense (Note 4)	(255)	(193)	(438)	(555)

Net income	$497	$411	$1,588	$1,126

Earnings per share (Notes 8, 9)

Basic	$0.95	$0.75	$3.00	$2.03

Diluted	$0.94	$0.74	$2.95	$1.99

Weighted-average number of shares

Basic	522.5	547.3	529.5	555.8

Diluted	530.2	557.4	538.0	566.2

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended September 30			Nine months ended September 30

			Variance			Variance
	2006	2005	Fav (Unfav)	2006	2005	Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	$298	$267	12%	$872	$813	7%
Metals and minerals	239	209	14%	681	622	9%
Forest products	449	448	-	1,331	1,302	2%
Coal	96	80	20%	282	256	10%
Grain and fertilizers	308	273	13%	907	809	12%
Intermodal	376	331	14%	1,062	931	14%
Automotive	120	114	5%	383	375	2%
Other items	95	88	8%	256	246	4%

	1,981	1,810	9%	5,774	5,354	8%

Operating expenses

Labor and fringe benefits	416	453	8%	1,334	1,388	4%
Purchased services and material	205	188	(9%)	623	590	(6%)
Depreciation and amortization	157	156	(1%)	483	470	(3%)
Fuel	235	181	(30%)	663	526	(26%)
Equipment rents	50	46	(9%)	135	146	8%
Casualty and other	74	121	39%	262	330	21%

	1,137	1,145	1%	3,500	3,450	(1%)

Operating income	$844	$665	27%	$2,274	$1,904	19%

Operating ratio	57.4%	63.3%	5.9	60.6%	64.4%	3.8

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	September 30	December 31	September 30
	2006	2005	2005

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$56	$62	$119
Accounts receivable (Note 2)	1,035	623	643
Material and supplies	205	151	175
Deferred income taxes	80	65	47
Other	107	248	252

	1,483	1,149	1,236

Properties	20,216	20,078	19,761
Intangible and other assets	976	961	930

Total assets	$22,675	$22,188	$21,927

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,671	$1,478	$1,429
Current portion of long-term debt (Note 2)	151	408	370
Other	69	72	115

	1,891	1,958	1,914

Deferred income taxes (Note 4)	4,884	4,817	4,743
Other liabilities and deferred credits	1,474	1,487	1,463
Long-term debt (Note 2)	5,164	4,677	4,608

Shareholders' equity:
Common shares	4,476	4,580	4,605
Accumulated other comprehensive loss	(520)	(222)	(169)
Retained earnings	5,306	4,891	4,763

	9,262	9,249	9,199

Total liabilities and shareholders' equity	$22,675	$22,188	$21,927

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended		Nine months ended
	September 30		September 30

	2006	2005	2006	2005

	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,543	$4,640	$4,580	$4,706
Stock options exercised and other	8	45	90	146
Share repurchase programs (Note 2)	(75)	(80)	(194)	(247)

Balance, end of period	$4,476	$4,605	$4,476	$4,605

Accumulated other comprehensive loss

Balance, beginning of period	$(521)	$(106)	$(222)	$(148)

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on translation of
U.S. dollar-denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(44)	200	163	123

Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	50	(283)	(214)	(190)

Increase (decrease) in unrealized holding gains on fuel
derivative instruments (Note 5)	(10)	(12)	(57)	35

Other comprehensive loss before income taxes	(4)	(95)	(108)	(32)
Income tax recovery (expense) (Note 4)	5	32	(190)	11

Other comprehensive income (loss)	1	(63)	(298)	(21)

Balance, end of period	$(520)	$(169)	$(520)	$(169)

Retained earnings

Balance, beginning of period	$5,212	$4,720	$4,891	$4,726

Net income	497	411	1,588	1,126

Share repurchase programs (Note 2)	(318)	(300)	(916)	(881)

Dividends	(85)	(68)	(257)	(208)

Balance, end of period	$5,306	$4,763	$5,306	$4,763

See accompanying notes to consolidated financial statements.

(1)	During the three and nine months ended September 30, 2006, the Company issued 0.2 million and 3.4 million common shares, respectively, as a result of stock options exercised. At September 30, 2006, the Company had 517.7 million common shares outstanding (Note 9).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended		Nine months ended
	September 30		September 30

	2006	2005	2006	2005

	(Unaudited)
Operating activities
Net income	$497	$411	$1,588	$1,126
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	159	157	486	473
Deferred income taxes (Note 4)	74	146	(20)	444
Other changes in:
Accounts receivable (Note 2)	(71)	(10)	(420)	124
Material and supplies	30	9	(54)	(50)
Accounts payable and accrued charges	134	(103)	149	(184)
Other net current assets and liabilities	9	40	92	83
Other	22	(7)	57	(5)

Cash provided from operating activities	854	643	1,878	2,011

Investing activities
Property additions	(384)	(321)	(826)	(792)
Other, net	6	17	(39)	90

Cash used by investing activities	(378)	(304)	(865)	(702)

Financing activities
Issuance of long-term debt	-	648	3,125	1,741
Reduction of long-term debt	(153)	(599)	(2,855)	(1,846)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized (Note 3 )	4	24	78	104
Repurchase of common shares	(393)	(380)	(1,110)	(1,128)
Dividends paid	(85)	(68)	(257)	(208)

Cash used by financing activities	(627)	(375)	(1,019)	(1,337)

Net decrease in cash and cash equivalents	(151)	(36)	(6)	(28)

Cash and cash equivalents, beginning of period	207	155	62	147

Cash and cash equivalents, end of period	$56	$119	$56	$119

Supplemental cash flow information
Net cash receipts from customers and other	$1,898	$1,825	$5,366	$5,545
Net cash payments for:
Employee services, suppliers and other expenses	(873)	(946)	(2,942)	(2,951)
Interest	(86)	(93)	(227)	(236)
Workforce reductions	(10)	(20)	(37)	(72)
Personal injury and other claims	(18)	(23)	(60)	(71)
Pensions	(21)	(19)	(46)	(73)
Income taxes	(36)	(81)	(176)	(131)

Cash provided from operating activities	$854	$643	$1,878	$2,011

See accompanying notes to consolidated financial statements.

Certain of the 2005 comparative figures have been reclassified in order to be consistent with the 2006 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2006 and December 31 and September 30, 2005, its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2006 and 2005.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2005 Annual Consolidated Financial Statements, except for stock-based compensation as explained in Note 3 – Stock plans. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Financing activities

Shelf prospectus and registration statement
On May 9, 2006, the Company filed a shelf prospectus and registration statement providing for the issuance, from time to time, of up to U.S.$1,500 million of debt securities in one or more offerings. Pursuant to the filing, on May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S.$692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing.

      The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company's shelf prospectus and registration statement.

Following the issuance and remarketing of debt as explained herein, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$550 million.

Revolving credit facility
In January 2006, the Company repaid its borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 under its U.S.$1,000 million revolving credit facility. As at September 30, 2006, the Company had letters of credit drawn on its revolving credit facility of $306 million ($316 million as at December 31, 2005) and had no outstanding borrowings under its commercial paper program (U.S.$367 million (Cdn$427 million) at an average interest rate of 4.40% as at December 31, 2005).

      In early October 2006, the Company amended its U.S.$1,000 million revolving credit facility, improving the pricing parameters and extending the maturity from March 2010 to October 2011. Other terms of the facility remain substantially the same.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Accounts receivable securitization
On May 31, 2006, the Company entered into an agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. As part of the interest sold, the Company has recorded, in Other current assets, an amount equal to the required reserves stipulated in the agreement. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At September 30, 2006, the servicing asset and liability were not significant. Costs related to the agreement, which fluctuate with changes in prevailing interest rates, are recorded in Other loss. Subject to customary indemnifications, the trust’s recourse to the Company is generally limited to income earned on the receivables.

      This new program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006. Upon termination of the previous program, the receivables sold were repurchased with the funds from the Company’s debt issuance in May 2006. Pursuant to the repurchase, receivables in the amount of $535 million were added to the balance sheet and the retained interest that was recorded in Other current assets in the amount of $51 million, was removed.

      The Company accounts for the securitization program as a sale, as control over the transferred accounts receivable is relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust, net of the retained interest (the required reserves), approximated the book value and there was no gain or loss resulting from the transaction.

      At September 30, 2006, the Company had sold receivables that resulted in proceeds of $100 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and recorded the retained interest of approximately 10% of this amount in Other current assets.

Share repurchase programs
On July 20, 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices.

      In the third quarter of 2006, under this current share repurchase program, the Company repurchased 8.5 million common shares for $393 million, at an average price of $46.23 per share.

In the second quarter of 2006, the Company ended its 32.0 million share repurchase program, which began July 25, 2005, repurchasing a total of 30.0 million common shares for $1,388 million, at an average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million, at an average price of $51.24 per share.

Note 3 – Stock plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the three and nine months ended September 30, 2006, the application of SFAS No. 123(R) had the effect of decreasing stock-based compensation expense by $2 million and increasing stock-based compensation expense by $1 million, respectively, and

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

increasing net income by $1 million and decreasing net income by $1 million, respectively. There was no effect on the basic and diluted earnings per share for the three and nine months ended September 30, 2006.

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided herein. For the three and nine months ended September 30, 2006, the Company recorded total compensation cost for awards under all plans of $7 million and $48 million, respectively, and $38 million and $79 million, respectively, for the same periods in 2005. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and nine months ended September 30, 2006, was $1 million and $12 million, respectively, and $12 million and $22 million, respectively, for the same periods in 2005.

Cash settled awards

A. Restricted share units
The Company has granted restricted share units (RSUs), 0.8 million in 2006 and 0.9 million in 2005, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2008 for the 2006 grant and December 31, 2007 for the 2005 grant. The Company had granted 2.3 million RSUs in 2004, having the same general terms as the currently outstanding RSUs described, except that the RSUs were subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of these units was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units at December 31, 2005, and the remaining payout of $64 million was paid in cash in January 2006. As at September 30, 2006, a minimal amount of RSUs remained authorized for future issuance under this plan.

B. Vision 2008 Share Unit Plan
The Company has a special share unit plan (Vision), which was approved by the Board of Directors in January 2005, whereby 0.8 million share units were granted to designated senior management employees entitling them to receive a payout in cash, based on the Company’s share price, in January 2009. The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at September 30, 2006, 0.2 million share units remained authorized for future issuance under this plan.

C. Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of 4 years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity for all cash settled awards:

	RSUs		Vision		VIDP

In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2005	1.2	-	0.8	-	0.4	1.7
Granted	0.8	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	-	-	-	-	-	-
Conversion into VIDP	-	-	-	-	-	0.1

Outstanding at September 30, 2006	2.0	-	0.8	-	0.4	1.8

      Additional disclosures required under SFAS No. 123(R) for cash settled awards are provided in tabular format herein.

Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2006, 15.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time, performance options, which vested upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets, relating to return on investment and revenues, are attained.

      For the nine months ended September 30, 2006 and 2005, the Company granted approximately 1.1 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment. As at September 30, 2006, the Company’s performance-based stock options were fully vested and the performance-accelerated options vested in January 2006 given that the specified targets were met.

      The total number of options outstanding at September 30, 2006, for conventional, performance, and performance-accelerated options was 13.1 million, 0.8 million and 4.7 million, respectively.

      The following table provides the activity of stock option awards during the quarter, and for options outstanding and exercisable at the end of the quarter, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price at September 30, 2006 of $46.75, which would have been received by option holders had they exercised their options on such date.

	Options outstanding				Nonvested options

		Weighted-	Weighted-	Aggregate		Weighted-
	Number	average	average years	intrinsic	Number	average grant
	of options	exercise price	to expiration	value	of options	date fair value

	In millions			In millions	In millions

Outstanding at December 31, 2005 (1)	21.0	$20.95			5.4	$8.47
Granted	1.1	$51.51			1.1	$13.80
Forfeited	(0.1)	$34.73			-	$-
Exercised	(3.4)	$18.31			N/A	N/A
Vested	N/A	N/A			(4.4)	$8.30

Outstanding at September 30, 2006 (1)	18.6	$23.04	5.4	$441	2.1	$11.59

Exercisable at September 30, 2006 (1)	16.5	$20.60	5.0	$432	N/A	N/A

(1) Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides information related to options exercised during the three and nine months ended September 30, 2006 and 2005:

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Total intrinsic value	$5	$26	$112	$121
Cash received upon exercise of options	$4	$24	$63	$104
Related tax benefit realized	$-	$2	$15	$17

Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period end. For the three and nine months ended September 30, 2005, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data	Three months ended September 30, 2005	Nine months ended September 30, 2005

Net income, as reported	$411	$1,126

Add (deduct) compensation cost, net of applicable taxes, determined under:

Fair value method for all awards granted after Jan 1, 2003	26	57

Fair value method for all awards	(33)	(76)

Pro forma net income	$404	$1,107

Basic earnings per share, as reported	$0.75	$2.03
Basic earnings per share, pro forma	$0.74	$1.99

Diluted earnings per share, as reported	$0.74	$1.99
Diluted earnings per share, pro forma	$0.72	$1.96

2006 data is not provided since net income and pro forma net income would be the same given the application of SFAS No. 123(R).

      Additional disclosures required under SFAS No. 123(R) for option awards are provided in tabular format herein.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Additional disclosures required under SFAS No. 123(R) pertaining to all awards

	Cash settled awards					Stock option awards (3)

In millions, unless otherwise indicated	RSUs(1)			Vision (1)	VIDP (2)

Year of grant	2006	2005	2004	2005	2003 onwards	2006 (4)	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Nine months ended September 30, 2006	$8	$12	$5	$6	$5	$7	$2	$3
Nine months ended September 30, 2005	$-	$8	$50	$-	$6	$-	$2	$13

Liability outstanding
September 30, 2006	$8	$27	$7	$6	$91	N/A	N/A	N/A
December 31, 2005	$-	$15	$66	$-	$83	N/A	N/A	N/A

Fair value per unit
At period-end ($)	$31.88	$45.69	$46.75	$17.09	$46.75	N/A	N/A	N/A
At grant date ($)	N/A	N/A	N/A	N/A	N/A	$13.80	$9.24	$8.61

Fair value of awards vested during period
Nine months ended September 30, 2006	$-	$-	$-	$-	$2	$-	$3	$34
Nine months ended September 30, 2005	$-	$-	$-	$-	$1	$-	$-	$34

Nonvested awards at September 30, 2006
Unrecognized compensation cost	$24	$19	$9	$7	$13	$7	$7	$-
Remaining recognition period (years)	2.25	1.25	2.25	2.25	3.25	3.35	2.35	-

Assumptions (5)
Stock price ($)	$46.75	$46.75	$46.75	$46.75	$46.75	$51.51	$36.22	$23.59
Expected stock price volatility (6)	19%	18%	N/A	20%	N/A	25%	25%	30%
Expected term (years) (7)	2.25	1.25	N/A	2.25	N/A	5.17	5.20	6.22
Risk-free interest rate (8)	3.91%	4.11%	N/A	4.39%	N/A	4.04%	3.55%	5.13%
Dividend rate ($) (9)	$0.65	$0.65	N/A	$0.65	N/A	$0.65	$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005, compensation cost was measured using intrinsic value for all awards.

(2)	Compensation cost for all periods presented was based on intrinsic value.

(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.

(4)	Includes the accelerated recognition of awards granted to retirement-eligible employees. For these individuals, compensation cost is recognized over the period from the grant date to the date the requisite service period has been achieved.

(5)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.

(6)	Based on the historical volatility of the company's stock over a period commensurate with the expected term of the award.

(7)	Represents the remaining period of time that awards are expected to be outstanding. For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(9)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Income taxes

In the second quarter of 2006, the Company adjusted its deferred income tax liability mainly due to the enactment of lower federal and provincial corporate tax rates in Canada. As a result, the Company recorded a deferred income tax recovery of $250 million in the Consolidated statement of income.

Also in the second quarter of 2006, for certain items reported in Accumulated other comprehensive loss (a separate component of Shareholders’ equity), the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a net charge for deferred income taxes in Other comprehensive loss of $180 million.

Note 5 – Derivative instruments

Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004 and the Company has now terminated this program.

      These fuel hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

      During the three months ended September 30, 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gain previously recorded in Accumulated other comprehensive loss was reclassified into income (unrealized gain of $57 million, $39 million after tax at December 31, 2005). At September 30, 2006, the Company is no longer hedged through financial markets.

Interest rate
At September 30, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Note 6 – Pensions and other post-retirement benefits

For the three and nine months ended September 30, 2006 and 2005, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Service cost	$29	$35	$109	$106
Interest cost	180	185	538	556
Amortization of prior service cost	5	4	14	14
Expected return on plan assets	(227)	(220)	(680)	(662)
Amortization of net actuarial loss	22	-	68	1

Net periodic benefit cost	$9	$4	$49	$15

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Service cost	$1	$2	$3	$6
Interest cost	3	4	11	14
Amortization of prior service cost	-	1	-	2
Recognized net actuarial gain	-	(1)	(4)	(3)

Net periodic benefit cost	$4	$6	$10	$19

For the 2006 funding year, the Company expects to make total contributions of approximately $100 million for all its defined benefit plans of which $46 million was disbursed as at September 30, 2006.

Note 7 – Major commitments and contingencies

A. Commitments

As at September 30, 2006, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment or services at an aggregate cost of $653 million ($578 million at December 31, 2005). The Company also had outstanding information technology service contracts of $20 million and agreements with fuel suppliers to purchase approximately 82% of the estimated remaining 2006 volume, and 35% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

      As at September 30, 2006, the Company had aggregate reserves for personal injury and other claims of $647 million ($657 million at December 31, 2005). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

C. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      As at September 30, 2006, the Company had aggregate accruals for environmental costs of $131 million ($124 million as at December 31, 2005).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2006, the maximum exposure in respect of these guarantees was $145 million, of which $2 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with Financial Accounting Standard Board Interpretation No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2006, the maximum potential liability under these guarantees was $450 million of which $379 million was for workers’ compensation and other employee benefits and $71 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at September 30, 2006, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2006 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2006, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at September 30, 2006, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2006	2005	2006	2005

	(Unaudited)

Net income	$497	$411	$1,588	$1,126

Weighted-average shares outstanding	522.5	547.3	529.5	555.8
Effect of stock options	7.7	10.1	8.5	10.4

Weighted-average diluted shares outstanding	530.2	557.4	538.0	566.2

Basic earnings per share	$0.95	$0.75	$3.00	$2.03
Diluted earnings per share	$0.94	$0.74	$2.95	$1.99

Note 9 – Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the previous share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,886	1,722	5,518	5,108
Gross ton miles (GTM) (millions)	88,880	84,384	264,565	255,066
Revenue ton miles (RTM) (millions)	47,066	44,425	139,644	134,103
Carloads (thousands)	1,241	1,216	3,678	3,633
Route miles (includes Canada and the U.S.)	19,919	19,221	19,919	19,221
Employees (end of period)	21,681	22,141	21,681	22,141
Employees (average during period)	21,670	22,233	21,663	22,373

Productivity
Operating ratio (%)	57.4	63.3	60.6	64.4
Freight revenue per RTM (cents)	4.01	3.88	3.95	3.81
Freight revenue per carload ($)	1,520	1,416	1,500	1,406
Operating expenses per GTM (cents)	1.28	1.36	1.32	1.35
Labor and fringe benefits expense per GTM (cents)	0.47	0.54	0.50	0.54
GTMs per average number of employees (thousands)	4,102	3,795	12,213	11,401
Diesel fuel consumed (U.S. gallons in millions)	96	96	300	302
Average fuel price ($/U.S. gallon) (1)	2.33	1.79	2.12	1.66
GTMs per U.S. gallon of fuel consumed	926	879	882	845

Safety indicators
Injury frequency rate per 200,000 person hours (2)	2.3	2.8	2.1	2.5
Accident rate per million train miles (2)	2.8	2.0	2.3	1.6

Financial ratios
Debt to total capitalization ratio (% at end of period)	36.5	35.1	36.5	35.1

(1)	Includes the impact of the Company's fuel hedging program.
(2)	As reported to the Federal Railroad Administration.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available. As such, certain comparative data have been restated to reflect changes to estimated data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30			Nine months ended September 30

	2006	2005	Variance Fav (Unfav)	2006	2005	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,049	7,611	6%	23,938	23,286	3%
Metals and minerals	4,611	4,217	9%	13,441	12,603	7%
Forest products	10,874	10,676	2%	32,439	31,749	2%
Coal	3,500	3,360	4%	10,518	10,573	(1%)
Grain and fertilizers	10,839	9,747	11%	32,305	29,475	10%
Intermodal	8,487	8,128	4%	24,685	24,090	2%
Automotive	706	686	3%	2,318	2,327	-

	47,066	44,425	6%	139,644	134,103	4%
Freight revenue / RTM (cents)

Total freight revenue per RTM	4.01	3.88	3%	3.95	3.81	4%

Commodity groups:
Petroleum and chemicals	3.70	3.51	5%	3.64	3.49	4%
Metals and minerals	5.18	4.96	4%	5.07	4.94	3%
Forest products	4.13	4.20	(2%)	4.10	4.10	-
Coal	2.74	2.38	15%	2.68	2.42	11%
Grain and fertilizers	2.84	2.80	1%	2.81	2.74	3%
Intermodal	4.43	4.07	9%	4.30	3.86	11%
Automotive	17.00	16.62	2%	16.52	16.12	2%

Carloads (thousands)

Petroleum and chemicals	152	146	4%	445	448	(1%)
Metals and minerals	270	259	4%	778	748	4%
Forest products	165	177	(7%)	513	540	(5%)
Coal	99	115	(14%)	317	347	(9%)
Grain and fertilizers	150	137	9%	437	415	5%
Intermodal	348	320	9%	994	926	7%
Automotive	57	62	(8%)	194	209	(7%)

	1,241	1,216	2%	3,678	3,633	1%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,520	1,416	7%	1,500	1,406	7%

Commodity groups:
Petroleum and chemicals	1,961	1,829	7%	1,960	1,815	8%
Metals and minerals	885	807	10%	875	832	5%
Forest products	2,721	2,531	8%	2,595	2,411	8%
Coal	970	696	39%	890	738	21%
Grain and fertilizers	2,053	1,993	3%	2,076	1,949	6%
Intermodal	1,080	1,034	4%	1,068	1,005	6%
Automotive	2,105	1,839	14%	1,974	1,794	10%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY NON-GAAP MEASURES - unaudited

Adjusted performance measures
During the nine months ended September 30, 2006, the Company reported adjusted net income of $1,338 million, or $2.49 per diluted share, excluding the impact of a second-quarter deferred income tax recovery of $250 million ($0.46 per diluted share) that resulted primarily from the enactment of lower federal and provincial corporate tax rates in Canada. Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude an item, such as the deferred income tax recovery, that does not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such item in adjusted net income and adjusted earnings per share does not, however, imply that such item is necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the nine months ended September 30, 2006, to the adjusted performance measures presented herein.

	Nine months ended September 30, 2006

In millions, except per share data	Reported	Rate enactments	Adjusted

Revenues	$5,774	$-	$5,774
Operating expenses	3,500	-	3,500

Operating income	2,274	-	2,274

Interest expense	(232)	-	(232)
Other loss	(16)	-	(16)

Income before income taxes	2,026	-	2,026
Income tax expense	(438)	(250)	(688)

Net income	$1,588	$(250)	$1,338

Basic earnings per share	$3.00	$(0.48)	$2.52
Diluted earnings per share	$2.95	$(0.46)	$2.49

Free cash flow
The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities, and after the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Cash provided from operating activities	$854	$643	$1,878	$2,011
Less:
Investing activities	(378)	(304)	(865)	(702)

Cash provided before financing activities	476	339	1,013	1,309

Adjustments:
Change in level of accounts receivable sold (1)	-	-	375	(43)
Dividends paid	(85)	(68)	(257)	(208)

Free cash flow	$391	$271	$1,131	$1,058

(1) Changes in the level of accounts receivable sold under the Company’s accounts receivable securitization program are considered a financing activity.

Item 3

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2006 Interim Consolidated Financial Statements and Notes thereto, as well as the 2005 Annual MD&A.

Business profile

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s marketing alliances, interline agreements, co-production arrangements and routing protocols, in addition to its extensive network, give CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between diverse origins and destinations. This product and geographic diversity positions the Company well to face economic fluctuations and enhances its potential for growth opportunities. In 2005, no individual commodity group accounted for more than 24% of revenues. From a geographic standpoint, 22% of CN’s revenues in 2005 came from U.S. domestic traffic, 33% from transborder traffic, 24% from Canadian domestic traffic and 21% from overseas traffic. The Company originates approximately 88% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their territory, service small customer accounts within their region, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

      See Note 16 – Segmented information, to the Company’s 2005 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s goal is to remain at the forefront of the rail industry and its challenge is to be regarded as the continent’s best-performing transportation company.

      CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and a high return on investment. CN has a unique business model, which is anchored on five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

     The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the Intermodal Excellence (IMX) initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing. In early 2005, the Company began applying the additional principles learned from IMX to its carload business, launching Carload Excellence (CX), in order to improve asset utilization and optimize capacity. Scheduled railroading has now evolved into precision railroading, in which the focus has become the precise execution of the trip plan.

      CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single-line service afforded by these transactions are improved transit and cycle times for freight cars and the penetration of new markets.

      The acquisition of the railroads and related holdings of Great Lakes Transportation LLC (GLT) in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the steel industry in the United States. The purchase of BC Rail in July 2004 not only added to CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia.

      In 2006, the Company plans to spend approximately $1,550 million on capital programs. Of this, more than $1,000 million is targeted towards maintaining rail infrastructure integrity and safety, including rail, tie, ballast, and other track material replacements, as well as bridges and signaling systems upgrades. This allotment also includes strategic initiatives, such as siding extensions in western Canada; the reconfiguration of Johnston Yard in Memphis, Tennessee for increased network fluidity and efficiency; and investments in the Company’s Prince Rupert, B.C. corridor, to capitalize on the Port of Prince Rupert’s potential as an important traffic gateway between Asia and the North American heartland.

      The remaining $500 million is targeted for equipment expenditures, including new locomotive and car purchases, plus existing fleet refurbishments; as well as for facilities, information technology and other projects. These will enable the Company to tap new growth opportunities and improve overall efficiency.

      The Company strives to offer transportation services that deliver value to its customers. It does so with the belief that better service benefits customers while improving CN’s yields, operating efficiency and earnings. The Company foresees a number of business-growth opportunities. In the intermodal area, there is growth potential in international markets because of increasing North American-Asian container trade, as well as the projected 2007 opening of the Prince Rupert container terminal. In the bulk area, western Canadian growth prospects are enhanced by continued coal mine expansion. In merchandise, the Company sees growth potential for a number of commodities, particularly metals and other commodities associated with oil and gas developments in western Canada. While the Company expects a moderate slowdown in the economy in the near term, the Company’s business prospects assume positive economic conditions in North America and Asia.

      The Company foresees improvements in productivity, particularly in yards and terminals. The Company also intends to pursue further operating efficiencies by continuing to improve labor productivity and to focus on reducing accidents and related costs, legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements and pursues co-production initiatives to further improve service and generally reduce costs.

All forward-looking information provided in this section is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and other factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial and statistical highlights	Three months ended September 30		Nine months ended September 30

$ in millions, except per share data, or unless otherwise indicated	2006	2005	2006	2005

	(Unaudited)
Financial results
Revenues	$1,981	$1,810	$5,774	$5,354
Operating income	$844	$665	$2,274	$1,904
Net income (1)	$497	$411	$1,588	$1,126

Operating ratio	57.4%	63.3%	60.6%	64.4%

Basic earnings per share (1)	$0.95	$0.75	$3.00	$2.03
Diluted earnings per share (1)	$0.94	$0.74	$2.95	$1.99

Dividend declared per share	$0.1625	$0.1250	$0.4875	$0.3750

Financial position
Total assets	$22,675	$21,927	$22,675	$21,927
Total long-term financial liabilities	$11,522	$10,814	$11,522	$10,814

Statistical operating data and productivity measures
Employees (average during period )	21,670	22,233	21,663	22,373
Gross ton miles (GTM) per average number of employees (thousands )	4,102	3,795	12,213	11,401
GTMs per U.S. gallon of fuel consumed	926	879	882	845

(1) The nine months ended September 30, 2006 included a second-quarter deferred income tax recovery of $250 million ($0.48 per basic share or $0.46 per diluted share), resulting primarily from the enactment of lower federal and provincial corporate tax rates in Canada.

Financial results

Third quarter and first nine months of 2006 compared to corresponding periods in 2005

Third quarter 2006 net income increased by $86 million, or 21%, to $497 million, when compared to the same period in 2005, with diluted earnings per share rising 27%, to $0.94. Revenues for the third quarter increased by $171 million, or 9%, to $1,981 million, mainly due to freight rate increases and volume growth, particularly for grain, intermodal and metals and minerals, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues. Operating expenses for the three months ended September 30, 2006 decreased by $8 million, or 1%, to $1,137 million, mainly due to lower casualty and other expense, lower labor and fringe benefits expense and the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses. Partly offsetting these factors were increased fuel costs and purchased services and material expense. The operating ratio, defined as operating expenses as a percentage of revenues, was 57.4% in the current quarter compared to 63.3% in the third quarter of 2005, a 5.9-point improvement.

      Net income for the nine months ended September 30, 2006 increased by $462 million, or 41%, to $1,588 million, when compared to the same period in 2005, with diluted earnings per share rising 48%, to $2.95. Included in the nine-month figures for 2006 was a second-quarter deferred income tax recovery of $250 million ($0.46 per diluted share) that resulted primarily from the enactment of lower federal and provincial corporate tax rates in Canada. Revenues for the first nine months of 2006 increased by $420 million, or 8%, to $5,774 million, mainly due to freight rate increases and volume growth, particularly for grain, intermodal and metals and minerals, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues. For the first nine months of 2006, operating expenses increased by $50 million, or 1%, to $3,500 million, mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower casualty and other expense and lower labor and fringe benefits expense. The nine-month operating ratio was 60.6% compared to 64.4%, a 3.8-point improvement.

      Foreign exchange fluctuations have had an impact on the comparability of the results of operations. The continued appreciation in the Canadian dollar relative to the U.S. dollar, which has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in a reduction to net income of approximately $15 million in the third quarter, and approximately $50 million in the first nine months of 2006.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

	Three months ended September 30			Nine months ended September 30

	2006	2005	% Δ	2006	2005	% Δ

Total revenues (millions)	$1,981	$1,810	9%	$5,774	$5,354	8%

Rail freight:
Revenues (millions)	$1,886	$1,722	10%	$5,518	$5,108	8%
RTMs (millions)	47,066	44,425	6%	139,644	134,103	4%
Revenue/RTM (cents)	4.01	3.88	3%	3.95	3.81	4%

Revenues for the quarter ended September 30, 2006 totaled $1,981 million compared to $1,810 million during the same period in 2005, an increase of $171 million, or 9%. Revenues for the first nine months of 2006 were $5,774 million, an increase of $420 million, or 8%, from the same period last year. The increases in both the third quarter and first nine months of the year were mainly due to freight rate increases of approximately $128 million and $420 million, respectively, of which approximately 45% was due to a higher fuel surcharge that mainly resulted from increases in crude oil prices; and volume growth, particularly for grain, intermodal and metals and minerals. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of $65 million in the third quarter, and $220 million in the first nine months of 2006.

      Revenue ton miles (RTMs), measuring the volume of rail freight transported by the Company, increased by 6% in the third quarter and 4% in the first nine months of 2006 when compared to the same periods in 2005. For the third quarter and first nine months of the year, freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 3% and 4%, respectively, when compared to the same periods last year largely due to freight rate increases that were partially offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues and an increase in the average length of haul.

Petroleum and chemicals

	Three months ended September 30			Nine months ended September 30

	2006	2005	% Δ	2006	2005	% Δ

Revenues (millions)	$298	$267	12%	$872	$813	7%
RTMs (millions)	8,049	7,611	6%	23,938	23,286	3%
Revenue/RTM (cents)	3.70	3.51	5%	3.64	3.49	4%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum and natural gas products. Although offshore markets have been growing strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas, feedstock, and world scale petrochemicals and plastics complex derivatives; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. Revenues for this commodity group increased by $31 million, or 12%, for the third quarter and $59 million, or 7%, for the first nine months of 2006 when compared to the same periods in 2005. The third quarter benefited from freight rate increases; increased shipments, particularly for condensate, ultra-low sulfur diesel, plastics and petrochemicals; and overall improvements in traffic mix. These gains were partly offset by the translation impact of the stronger Canadian dollar. The first nine months of 2006 benefited from freight rate increases; overall improvements in traffic mix; and increased shipments of plastics and petrochemicals. These gains were partly offset by the translation impact of the stronger Canadian dollar; reduced chloralkali shipments due to shipper labor issues and weakness in some end-markets; and lower petroleum products shipments as a result of a temporary refinery shutdown in the second quarter of 2006. The revenue per revenue ton mile increase of 5% in the third quarter and 4% in the first nine months of 2006 was mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Metals and minerals

	Three months ended September 30			Nine months ended September 30

	2006	2005	% Δ	2006	2005	% Δ

Revenues (millions)	$239	$209	14%	$681	$622	9%
RTMs (millions)	4,611	4,217	9%	13,441	12,603	7%
Revenue/RTM (cents)	5.18	4.96	4%	5.07	4.94	3%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. Revenues for this commodity group increased by $30 million, or 14%, for the third quarter and $59 million, or 9%, for the first nine months of 2006 when compared to the same periods in 2005. The increase in the third quarter was mainly due to freight rate increases; strong shipments of Canadian long steel products, primarily pipes for oil sands-related development; and increased volumes of finished steel. The increase in the first nine months of 2006 was mainly due to freight rate increases; strong shipments of Canadian long steel products, primarily pipes; and increased volumes of U.S. iron ore for steel production, particularly in the second quarter, and machinery and dimensional loads. Partly offsetting the gains for both the third quarter and first nine months of 2006 was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 4% in the current quarter and 3% for the first nine months of 2006, mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Forest products

	Three months ended September 30			Nine months ended September 30

	2006	2005	% Δ	2006	2005	% Δ

Revenues (millions)	$449	$448	-	$1,331	$1,302	2%
RTMs (millions)	10,874	10,676	2%	32,439	31,749	2%
Revenue/RTM (cents)	4.13	4.20	(2%)	4.10	4.10	-

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. Revenues for this commodity group increased by $1 million, for the third quarter and $29 million, or 2%, for the first nine months of 2006 when compared to the same periods in 2005. The increase in the third quarter was mainly due to freight rate increases and improvements in traffic mix, that were mostly offset by the translation impact of the stronger Canadian dollar; a reduction in pulp, paper, and lumber shipments, particularly originating from eastern Canada, due partly to weak market conditions; and a reduction in log shipments. The increase in the first nine months of 2006 was mainly due to freight rate increases and increased lumber shipments originating from western Canada, particularly in the first half of the year. Partly offsetting these gains was the translation impact of the stronger Canadian dollar and a reduction in pulp and paper shipments due to continued weak market conditions. The revenue per revenue ton mile decrease of 2% in the third quarter was mainly due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul that were partly offset by freight rate increases. Revenue per revenue ton mile was flat in the first nine months of 2006, mainly due to freight rate increases that were offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Coal

	Three months ended September 30			Nine months ended September 30

	2006	2005	% Δ	2006	2005	% Δ

Revenues (millions)	$96	$80	20%	$282	$256	10%
RTMs (millions)	3,500	3,360	4%	10,518	10,573	(1%)
Revenue/RTM (cents)	2.74	2.38	15%	2.68	2.42	11%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. The strong global market for metallurgical coal facilitated the opening of three mines along the Company’s network in late 2004. The renewed strength in this market, which began in 2004, is expected to continue as strong Asian demand for metallurgical coal drives increased Canadian production. Revenues for this commodity group increased by $16 million, or 20%, for the third quarter and $26 million, or 10%, for the first nine months of 2006 when compared to the same periods in 2005. The increases in both the third quarter and first nine months of 2006 were mainly due to the expansion of metallurgical coal mines in western Canada and freight rate increases. Partly offsetting these gains was a decline in CN shipments originating from U.S. coal mines, the translation impact of the stronger Canadian dollar, particularly in the first half of 2006, and the loss of export shipments of petroleum coke due to adverse market conditions. The revenue per revenue ton mile increase of 15% in the third quarter and 11% in the first nine months of 2006 was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Grain and fertilizers

	Three months ended September 30			Nine months ended September 30

	2006	2005	% Δ	2006	2005	% Δ

Revenues (millions)	$308	$273	13%	$907	$809	12%
RTMs (millions)	10,839	9,747	11%	32,305	29,475	10%
Revenue/RTM (cents)	2.84	2.80	1%	2.81	2.74	3%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. Revenues for this commodity group increased by $35 million, or 13%, for the third quarter and $98 million, or 12%, for the first nine months of 2006 when compared to the same periods in 2005. The increases in both the third quarter and first nine months of 2006 were mainly due to freight rate increases and higher shipments of U.S. corn, Canadian wheat, canola and canola meal, and U.S. soybeans and soybean meal. These gains were partly offset by the translation impact of the stronger Canadian dollar; decreased shipments of potash and other fertilizers due in part to soft market conditions; and decreased Canadian barley shipments. Revenue per revenue ton mile increased by 1% in the third quarter and 3% in the first nine months of 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Intermodal

	Three months ended September 30			Nine months ended September 30

	2006	2005	% Δ	2006	2005	% Δ

Revenues (millions)	$376	$331	14%	$1,062	$931	14%
RTMs (millions)	8,487	8,128	4%	24,685	24,090	2%
Revenue/RTM (cents)	4.43	4.07	9%	4.30	3.86	11%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. Revenues for this commodity group increased by $45 million, or 14%, for the third quarter and $131 million, or 14%, for the first nine months of 2006 when compared to the same periods in 2005. The increase in the third quarter was mainly due to growth in international container traffic, primarily from Asia; freight rate increases; and increased domestic movements, particularly transborder markets. The increase in the first nine months was mainly due to freight rate increases; growth in international container traffic, primarily from Asia; an improvement in traffic mix, particularly in the first half of the year; and increased domestic movements, particularly transborder markets. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% in the third quarter and 11% in the first nine months of 2006 was largely due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Automotive

	Three months ended September 30			Nine months ended September 30

	2006	2005	% Δ	2006	2005	% Δ

Revenues (millions)	$120	$114	5%	$383	$375	2%
RTMs (millions)	706	686	3%	2,318	2,327	-
Revenue/RTM (cents)	17.00	16.62	2%	16.52	16.12	2%

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, and destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this commodity group increased by $6 million, or 5%, for the third quarter and $8 million, or 2%, for the first nine months of 2006 when compared to the same periods in 2005. The increases were mainly due to freight rate increases and higher shipments of import vehicles via CN-served ports. Partly offsetting these gains was the translation impact of the stronger Canadian dollar and reduced shipments from domestic producers mainly due to production slowdowns. Revenue per revenue ton mile increased by 2% for both the third quarter and first nine months of 2006, largely due to freight rates increases that were mostly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Other

Other revenues increased by $7 million, or 8%, for the third quarter compared to the same period in 2005 due to increased vessels, rental and interswitching revenues. For the first nine months of 2006, other revenues increased by $10 million, or 4%, when compared to the same period in 2005, mainly due to increased interswitching and rental revenues.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the third quarter of 2006, operating expenses amounted to $1,137 million compared to $1,145 million in the same quarter of 2005. Operating expenses for the first nine months of 2006 were $3,500 million compared to $3,450 million in the same period of 2005. The decrease of $8 million, or 1%, in the third quarter was mainly due to lower casualty and other expense, lower labor and fringe benefits expense and the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of $40 million. Partly offsetting these factors were increased fuel costs and purchased services and material expense. The increase of $50 million, or 1%, in the first nine months of 2006 was mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of $130 million, lower casualty and other expense and lower labor and fringe benefits expense.

	Three months ended September 30				Nine months ended September 30

In millions	2006		2005		2006		2005

	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$416	21.0%	$453	25.0%	$1,334	23.1%	$1,388	25.9%
Purchased services and material	205	10.4%	188	10.4%	623	10.8%	590	11.0%
Depreciation and amortization	157	7.9%	156	8.6%	483	8.4%	470	8.8%
Fuel	235	11.9%	181	10.0%	663	11.5%	526	9.8%
Equipment rents	50	2.5%	46	2.6%	135	2.3%	146	2.7%
Casualty and other	74	3.7%	121	6.7%	262	4.5%	330	6.2%

Total	$1,137	57.4%	$1,145	63.3%	$3,500	60.6%	$3,450	64.4%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expenses decreased by $37 million, or 8%, for the third quarter and $54 million, or 4%, for the first nine months of 2006 when compared to the same periods in 2005. The decreases in both the third quarter and nine-month period were largely due to a decrease in stock-based compensation expense, the translation impact of the stronger Canadian dollar, the impact of a reduced workforce as a result of synergies following the integration of the GLT and BC Rail acquisitions and ongoing productivity improvements. Also favorably affecting the nine-month period was an adjustment in the first quarter of 2005 to the workforce reduction provision mainly for increased health care costs. Partly offsetting these factors were annual wage increases and an increase in net periodic benefit cost for pensions, mainly as a result of a decrease in the Company’s discount rate.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $17 million, or 9%, for the third quarter and $33 million, or 6%, for the first nine months of 2006 when compared to the same periods in 2005. The increases in both the third quarter and nine-month period were mainly due to higher expenses for services, particularly for the Company’s maritime operations, and costs related to the upgrading of track shared with another railroad. Also affecting the nine-month period were higher expenses for locomotive maintenance and lower income from joint facilities. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. These expenses increased by $1 million, or 1%, for the third quarter and $13 million, or 3%, for the first nine months of 2006 when compared to the same periods in 2005. The increases were mainly due to the impact of net capital additions and higher depreciation rates for certain asset classes, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $54 million, or 30%, for the third quarter and $137 million, or 26%, for the first nine months of 2006 when compared to

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

the same periods in 2005. The increases were mainly due to a higher average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program: a 30% increase in the third quarter, from $1.79 in 2005 to $2.33 in 2006, and a 28% increase in the first nine months, from $1.66 in 2005 to $2.12 in 2006. The increases were also due to higher volumes. Partly offsetting these factors were the translation impact of the stronger Canadian dollar and productivity improvements.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $4 million, or 9%, for the third quarter and decreased by $11 million, or 8%, for the first nine months of 2006 when compared to the same periods in 2005. The increase in the three-month period was mainly due to lower car hire income. The decrease in the nine-month period was mainly due to lower car lease and car hire expenses that were partly offset by lower car hire income and the translation impact of the stronger Canadian dollar.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses decreased by $47 million, or 39%, for the third quarter and $68 million, or 21%, for the first nine months of 2006 when compared to the same periods in 2005. The decreases in both the third quarter and nine-month period were largely due to lower derailment-related expenses, mainly due to costs that were incurred for the incident at Wabamun Lake in the third quarter of 2005, and a lower expense related to U.S. personal injuries following the latest actuarial valuations. Partly offsetting these items were higher operating taxes and increased environmental expenses for ongoing site restoration.

Other

Interest expense: Interest expense increased by $10 million for the third quarter, and $7 million for the first nine months of 2006 when compared to the same periods in 2005. The increases were mainly due to interest on new debt issuances in 2006 and higher capital lease obligations that were partly offset by the translation impact of the stronger Canadian dollar.

Other income (loss): The change from income of $11 million in the third quarter of 2005 to a loss of $10 million in the same period of 2006 was mainly due to a decrease in foreign exchange gains, lower net gains from other business activities and lower investment income. The change from income of $2 million in the first nine months of 2005 to a loss of $16 million in the same period of 2006 was mainly due to lower investment income and a decrease in foreign exchange gains, which were partly offset by higher net gains from other business activities.

Income tax expense: The Company recorded income tax expense of $255 million for the third quarter of 2006 compared to $193 million in the corresponding 2005 period. For the nine-month period ended September 30, 2006, income tax expense was $438 million compared to $555 million for the same period in 2005. Included in the first nine months of 2006 was a deferred income tax recovery of $250 million, primarily resulting from the enactment of lower tax rates in Canada. The effective tax rate for the third quarter of 2006 and the same period in 2005 was 33.9% and 32.0%, respectively. Excluding the tax recovery, the effective tax rate for the nine months ended September 30, 2006 and the same period in 2005 was 34.0% and 33.0%, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data - unaudited

In millions, except per share data

	2006 Quarters			2005 Quarters				2004 Quarter

	Third	Second	First	Fourth	Third	Second	First	Fourth

Revenues	$1,981	$1,946	$1,847	$1,886	$1,810	$1,838	$1,706	$1,736
Operating income	$844	$805	$625	$720	$665	$713	$526	$607
Net income	$497	$729	$362	$430	$411	$416	$299	$376

Basic earnings per share	$0.95	$1.38	$0.68	$0.80	$0.75	$0.75	$0.53	$0.66
Diluted earnings per share	$0.94	$1.35	$0.66	$0.78	$0.74	$0.73	$0.52	$0.65

Dividend declared per share	$0.1625	$0.1625	$0.1625	$0.1250	$0.1250	$0.1250	$0.1250	$0.0975

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

     The Company’s quarterly results included items that affected the quarter-over-quarter comparability of the results of operations: the second quarter of 2006 included a deferred income tax recovery of $250 million ($0.48 per basic share or $0.46 per diluted share), primarily resulting from rate enactments as previously discussed; and the continued appreciation in the Canadian dollar relative to the U.S. dollar has impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in varying reductions in net income in the rolling eight quarters presented above.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities for the three and nine months ended September 30, 2006 was $854 million and $1,878 million, respectively, compared to $643 million and $2,011 million, respectively, for the same periods in 2005. Net cash receipts from customers and other were $5,366 million for the nine months ended September 30, 2006 compared to $5,545 million in the same period of 2005, a decrease of $179 million, part of which resulted from a decrease of $375 million in the level of accounts receivable sold under the accounts receivable securitization program. Payments for employee services, suppliers and other expenses were $2,942 million for the nine months ended September 30, 2006, a decrease of $9 million when compared to the same period in 2005.

      Also consuming cash in the first nine months of 2006 were payments for interest, workforce reductions and personal injury and other claims of $227 million, $37 million and $60 million, respectively, compared to $236 million, $72 million and $71 million, respectively, for the same period in 2005. In the first nine months of 2006, pension contributions and payments for income taxes were $46 million and $176 million, respectively, compared to $73 million and $131 million, respectively, for the same period in 2005.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Investing activities: Cash used by investing activities in the quarter and nine months ended September 30, 2006 amounted to $378 million and $865 million, respectively, compared to $304 million and $702 million for the comparable periods in 2005. The Company’s investing activities in the first nine months of 2006 included property additions of $826 million, an increase of $34 million over the same period in 2005; and $58 million related to two small acquisitions. The following table details property additions for the third quarter and first nine months of 2006:

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Track and roadway	$333	$257	$676	$618
Rolling stock	38	69	209	112
Buildings	8	-	13	20
Information technology	17	16	51	49
Other	8	18	24	45

Gross property additions	404	360	973	844
Less: capital leases	20	39	147	52

Property additions	$384	$321	$826	$792

      The Company expects to spend approximately $1,550 million on capital programs in 2006 due to increased expenditures required for the ongoing renewal of the basic plant, the acquisition of rolling stock and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

Free cash flow
The Company generated $391 million and $1,131 million of free cash flow for the three and nine months ended September 30, 2006, compared to $271 million and $1,058 million for the same 2005 periods. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities, and after the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30

In millions	2006	2005	2006	2005

Cash provided from operating activities	$854	$643	$1,878	$2,011
Less:
Investing activities	(378)	(304)	(865)	(702)

Cash provided before financing activities	476	339	1,013	1,309

Adjustments:
Change in accounts receivable sold (a)	-	-	375	(43)
Dividends paid	(85)	(68)	(257)	(208)

Free cash flow	$391	$271	$1,131	$1,058

(a)	Changes in the level of accounts receivable sold under the Company’s accounts receivable securitization program are considered a financing activity.

Financing activities: Cash used by financing activities for the third quarter and nine months ended September 30, 2006, totaled $627 million and $1,019 million, respectively, compared to $375 million and $1,337 million, respectively, for the same 2005 periods. On May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S.$692 million to reduce the Company’s accounts receivable securitization program and to repay a portion of its outstanding commercial paper. In 2006 and 2005, issuances and repayments of long-term debt related principally to the Company’s commercial paper borrowings.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

      During the third quarter and first nine months of 2006, the Company recorded $20 million and $148 million, respectively, of assets it acquired through equipment leases ($39 million and $52 million in the third quarter and first nine months of 2005, respectively) for which an equivalent amount was recorded in debt.

      Cash received from options exercised during the quarters ended September 30, 2006 and 2005 was $4 million and $24 million, respectively, and the related tax benefit realized upon exercise was nil and $2 million, respectively. Cash received from options exercised during the first nine months of 2006 and 2005 was $63 million and $104 million, respectively, and the related tax benefit realized upon exercise was $15 million and $17 million, respectively.

      During the nine months ended September 30, 2006, the Company repurchased 22.5 million common shares under its share repurchase programs: 8.5 million common shares in the third quarter for $393 million (average price of $46.23 per share) under its new 28.0 million share repurchase program and 14.0 million common shares for $717 million (average price of $51.24 per share) under its previous 32.0 million share repurchase program which was ended in the second quarter of 2006.

      The Company paid a quarterly dividend of $0.1625 per share amounting to $85 million for the third quarter and $257 million for the first nine months of 2006 compared to $68 million and $208 million, respectively, at the rate of $0.1250 per share, for the same periods in 2005.

      CN’s debt-to-total capitalization ratio was 36.5% at September 30, 2006, compared to 35.1% at September 30, 2005. As at September 30, 2006, the adjusted debt-to-total capitalization ratio was 39.6% compared to 40.8% at September 30, 2005. Management believes that adjusted debt-to-total capitalization is a useful measure of performance that aims to show the true leverage of the Company. However, since this adjusted measure does not have any standardized meaning prescribed by GAAP, it may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

	September 30,	2006	2005

Debt-to-total capitalization ratio (a)		36.5%	35.1%
Add:
Present value of operating lease commitments plus securitization financing (b)		3.1%	5.7%

Adjusted debt-to-total capitalization ratio (c)		39.6%	40.8%

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.

(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

(c)	Adjusted debt-to-total capitalization is calculated as adjusted debt (total long-term debt, plus current portion of long-term debt, plus the present value of operating lease commitments, plus securitization financing) divided by the sum of adjusted debt plus total shareholders’ equity.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The Company has access to various financing arrangements:

Shelf prospectus and registration statement
On May 9, 2006, the Company filed a shelf prospectus and registration statement providing for the issuance, from time to time, of up to U.S.$1,500 million of debt securities in one or more offerings. Pursuant to the filing, on May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S.$692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing.

      The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company's shelf prospectus and registration statement.

Following the issuance and remarketing of debt as explained herein, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$550 million.

Revolving credit facility
In January 2006, the Company repaid its borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 under its U.S.$1,000 million revolving credit facility. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. As at September 30, 2006, the Company had letters of credit drawn on its revolving credit facility of $306 million ($316 million as at December 31, 2005).

      In early October 2006, the Company amended its U.S.$1,000 million revolving credit facility, improving the pricing parameters and extending the maturity from March 2010 to October 2011. Other terms of the facility remain substantially the same.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at September 30, 2006, the Company had no outstanding borrowings under its commercial paper program (U.S.$367 million (Cdn$427 million) at an average interest rate of 4.40% as at December 31, 2005).

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

All forward-looking information provided in this section is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and other factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2006:

In millions	Total	2006	2007	2008	2009	2010	2011 & thereafter

Long-term debt obligations (a)	$4,397	$-	$59	$193	$336	$-	$3,809
Interest on long-term debt obligations	5,619	58	273	263	256	242	4,527
Capital lease obligations (b)	1,277	55	165	82	124	66	785
Operating lease obligations (c)	779	48	184	148	118	89	192
Purchase obligations (d)	673	184	304	95	42	41	7
Other long-term liabilities reflected on
the balance sheet (e)	1,052	47	79	64	52	47	763

Total obligations	$13,797	$392	$1,064	$845	$928	$485	$10,083

(a)	Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $918 million which are included in “Capital lease obligations.”

(b)	Includes $918 million of future minimum lease payments and $359 million of imputed interest at rates ranging from approximately 3.0% to 11.5%.

(c)	Includes future minimum rental payments for operating leases having initial or remaining non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $25 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts.

(e)	Includes expected payments for workers’ compensation, workforce reductions, post-retirement benefits and environmental liabilities that have been classified as contractual settlement agreements.

For 2006 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. See the Business risks section of this MD&A for a discussion of assumptions and other factors affecting such forward-looking statement.

Off balance sheet arrangements

Accounts receivable securitization
On May 31, 2006, the Company entered into an agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. As part of the interest sold, the Company has recorded, in Other current assets, an amount equal to the required reserves stipulated in the agreement. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At September 30, 2006, the servicing asset and liability were not significant. Costs related to the agreement, which fluctuate with changes in prevailing interest rates, are recorded in Other loss. Subject to customary indemnifications, the trust’s recourse to the Company is generally limited to income earned on the receivables.

      This new program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006. Upon termination of the previous program, the receivables sold were repurchased with the funds from the Company’s debt issuance in May 2006. Pursuant to the repurchase, receivables in the amount of $535 million were added to the balance sheet and the retained interest that was recorded in Other current assets in the amount of $51 million was removed.

      The Company accounts for the securitization program as a sale, as control over the transferred accounts receivable is relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust, net of the retained interest (the required reserves), approximated the book value and there was no gain or loss resulting from the transaction.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

      The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

      The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

      At September 30, 2006, the Company had sold receivables that resulted in proceeds of $100 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and recorded the retained interest of approximately 10% of this amount in Other current assets.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

      The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 7 – Major commitments and contingencies, to the Company’s Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Stock plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the three and nine months ended September 30, 2006, the application of SFAS No. 123(R) had the effect of decreasing stock-based compensation expense by $2 million and increasing stock-based compensation expense by $1 million, respectively, and increasing net income by $1 million and decreasing net income by $1 million, respectively. There was no effect on the basic and diluted earnings per share for the three and nine months ended September 30, 2006.

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 3 – Stock plans, to the Company’s Interim Consolidated Financial Statements. For the three and nine months ended September 30, 2006, the Company recorded total compensation cost for awards under all plans of $7 million and $48 million, respectively, and $38 million and $79 million, respectively, for the same periods in 2005. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and nine months ended September 30, 2006, was $1 million and $12 million, respectively, and $12 million and $22 million, respectively, for the same periods in 2005. Additional disclosures required under SFAS No. 123(R) and Staff Accounting Bulletin (SAB) No. 107 are provided herein.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The following table provides additional disclosures as required by SFAS No. 123(R) and SAB No. 107 pertaining to all awards:

	Cash settled awards					Stock option awards (3)

In millions, unless otherwise indicated	RSUs (1)			Vision (1)	VIDP (2)

Year of grant	2006	2005	2004	2005	2003 onwards	2006(4)	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Nine months ended September 30, 2006	$8	$12	$5	$6	$5	$7	$2	$3
Nine months ended September 30, 2005	$-	$8	$50	$-	$6	$-	$2	$13

Liability outstanding
September 30, 2006	$8	$27	$7	$6	$91	N/A	N/A	N/A
December 31, 2005	$-	$15	$66	$-	$83	N/A	N/A	N/A

Fair value per unit
At period-end ($)	$31.88	$45.69	$46.75	$17.09	$46.75	N/A	N/A	N/A
At grant date ($)	N/A	N/A	N/A	N/A	N/A	$13.80	$9.24	$8.61

Fair value of awards vested during period
Nine months ended September 30, 2006	$-	$-	$-	$-	$2	$-	$3	$34
Nine months ended September 30, 2005	$-	$-	$-	$-	$1	$-	$-	$34

Nonvested awards at September 30, 2006
Unrecognized compensation cost	$24	$19	$9	$7	$13	$7	$7	$-
Remaining recognition period (years)	2.25	1.25	2.25	2.25	3.25	3.35	2.35	-

Assumptions (5)
Stock price ($)	$46.75	$46.75	$46.75	$46.75	$46.75	$51.51	$36.22	$23.59
Expected stock price volatility (6)	19%	18%	N/A	20%	N/A	25%	25%	30%
Expected term (years) (7)	2.25	1.25	N/A	2.25	N/A	5.17	5.20	6.22
Risk-free interest rate (8)	3.91%	4.11%	N/A	4.39%	N/A	4.04%	3.55%	5.13%
Dividend rate ($) (9)	$0.65	$0.65	N/A	$0.65	N/A	$0.65	$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005, compensation cost was measured using intrinsic value for all awards.

(2)	Compensation cost for all periods presented was based on intrinsic value.

(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.

(4)	Includes the accelerated recognition of awards granted to retirement-eligible employees. For these individuals, compensation cost is recognized over the period from the grant date to the date the requisite service period has been achieved.

(5)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.

(6)	Based on the historical volatility of the company's stock over a period commensurate with the expected term of the award.

(7)	Represents the remaining period of time that awards are expected to be outstanding.
For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(9)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004 and the Company has now terminated this program.

      These fuel hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

      During the three months ended September 30, 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gain previously recorded in Accumulated other comprehensive loss was reclassified into income (unrealized gain of $57 million, $39 million after tax at December 31, 2005). At September 30, 2006, the Company is no longer hedged through financial markets.

      For the three months ended September 30, 2006, the Company realized gains of $9 million from its fuel hedging activities compared to $52 million in the comparative quarter of 2005. For the first nine months of 2006, the Company’s hedging activities resulted in realized gains of $64 million compared to $133 million in the same period of 2005.

Interest rate
At September 30, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Income taxes

In the second quarter of 2006, the Company adjusted its deferred income tax liability mainly due to the enactment of lower federal and provincial corporate tax rates in Canada. As a result, the Company recorded a deferred income tax recovery of $250 million in the Consolidated statement of income.

Also in the second quarter of 2006, for certain items reported in Accumulated other comprehensive loss (a separate component of Shareholders’ equity), the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a net charge for deferred income taxes in Other comprehensive loss of $180 million.

In 2006, the Manitoba government announced reductions to the provincial corporate income tax rates as part of its Provincial Budget, which will be phased in through to July 1, 2008. As a result, the Company’s net deferred income tax liability will be reduced when the new income tax rates are enacted into law.

The Company utilized its remaining tax loss carryforwards in 2005 and is now cash tax payable in both Canada and the U.S. Accordingly, the Company makes scheduled installment payments as prescribed by the tax authorities. In the U.S., tax installments are based on the forecasted income taxes payable for the current fiscal year. In Canada, tax installments for the current year are based on the 2005 taxes payable, which were net of the loss carryforwards claimed. Consequently, the Company expects to pay the balance of the Canadian income taxes due in respect of the current fiscal year of approximately $325 million in the first quarter of 2007.

      See the Business risks section of this MD&A for a discussion of assumptions and other factors affecting such forward-looking statement.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Common stock

Share repurchase programs
On July 20, 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices.

      In the third quarter of 2006, under this current share repurchase program, the Company repurchased 8.5 million common shares for $393 million, at an average price of $46.23 per share.

In the second quarter of 2006, the Company ended its 32.0 million share repurchase program, which began July 25, 2005, repurchasing a total of 30.0 million common shares for $1,388 million, at an average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million, at an average price of $51.24 per share.

Common stock split
On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the previous share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data has been adjusted to reflect the stock split.

Outstanding share data
As at October 19, 2006, the Company had 517.7 million common shares outstanding.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to recognize the overfunded/underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The requirements of this Statement specifically state that:

(i)	The funded status of a benefit plan be recognized in the statement of financial position by measuring the difference between the fair value of plan assets and the projected benefit obligation.
(ii)	The gains/losses and prior service costs/credits that arise during the period but are not recognized as components of net periodic benefit cost be recognized as a component of other comprehensive income, net of tax.
(iii)	The defined benefit plan assets and obligations position be measured as of the date of the employer’s fiscal year-end statement of financial position.
(iv)	Additional information be disclosed in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains/losses and prior service costs/credits.

      The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the fair value of plan assets and the projected benefit obligation as of the date of the employer’s fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. Pursuant to the Statement, these requirements will be applied prospectively.

      Based on the most recent measurement of benefit plan assets and obligations, and using the current level of interest rates and the Company’s projected rate of return on plan assets, the adoption of SFAS No. 158 at December 31, 2006 would have the effect of decreasing assets by approximately $100 million, reducing the net deferred income tax liability by approximately $30 million and increasing Accumulated other comprehensive loss by approximately $70 million. The effect on the Company’s financial position at December 31, 2006 will ultimately be based on the level of interest rates in effect at such time, as well as the plans’ actual returns for the year then ended. As such, the actual impact of SFAS No. 158 on the Company’s financial position at December 31, 2006 may differ significantly from the currently projected impact as disclosed.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued SAB No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The Company is currently evaluating the impact, if any, of SAB No. 108 on its financial statements.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this Interpretation on its financial statements.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2005, as well as the effect of changes to these estimates, can be found on pages 60 to 65 of the Company’s 2005 Annual Report. As at September 30, 2006 and December 31 and September 30, 2005, the Company had the following amounts outstanding:

In millions	September 30 2006	December 31 2005	September 30 2005

	(Unaudited)		(Unaudited)

Prepaid benefit cost for pensions	$629	$621	$563
Accrued benefit cost for pensions	159	150	147
Provision for personal injury and other claims	647	657	672
Provision for environmental costs	131	124	156
Net deferred income tax provision	4,804	4,752	4,696
Accrued benefit cost for post-retirement benefits other than pensions	305	313	319
Properties	20,216	20,078	19,761

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that the positive economic trends in North America and Asia will continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

      In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

      In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at September 30, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce
As at September 30, 2006, CN employed a total of 15,044 employees in Canada, of which 12,028 were unionized employees.

      As of October 2006, the Company had in place labor agreements covering its entire Canadian unionized workforce. In September 2006, the Company began bargaining with unions whose agreements expire December 31, 2006; namely the United Transportation Union (UTU), which represents conductors and yard coordinators, and the National Automobile Aerospace Transportation and General Workers Union of Canada (Canadian Auto Workers or CAW), which represents clerical, intermodal and shopcraft employees as well as owner-operator truck drivers. These agreements will remain in effect until bargaining and legal processes mandated under the Canada Labour Code have been concluded, which processes cannot be legally concluded prior to January 1, 2007 at the earliest. On October 12, 2006, the Company and the CAW jointly filed for conciliation. On October 20, 2006 the Minister of Labour appointed two conciliation officers to assist the Company and the CAW in their bargaining. As a result, unless the parties mutually agree to extend the conciliation process, and if other legislated processes are completed, the Union could be in a legal strike position, and the Company would be legally permitted to lockout the members of the CAW bargaining units or promulgate work rule changes unilaterally on January 10, 2007, at the earliest, if no settlement has been achieved. No strike or lockout can be commenced without at least 72 hours advance notice having been given by the union or the Company.

      With respect to the UTU negotiations, they are ongoing. As of October 23, 2006, neither the UTU nor the Company has requested government intervention or assistance for those negotiations. There are no other collective agreements with other unions that expire before December 31, 2007.

      Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for former BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company had filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On March 9, 2006, the CIRB issued its final decision and granted the Company’s request to integrate the BC Rail employees into CN’s bargaining unit structures. Subsequently, the CAW union requested that the CIRB reconsider its decision. On April 20, 2006, the CIRB rejected the CAW’s application and advised that its decision was final.

      There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

U.S. workforce
As of September 30, 2006, CN employed a total of 6,637 employees in the United States, of which 5,784 were unionized employees.

      As of October 2006, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific (DWP); ICRR; CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railroad (DMIR); Bessemer & Lake Erie (BLE); and Pittsburgh & Conneaut Dock Company (PCD); and 98% of the unionized workforce at Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from the end of 2004 to the end of 2010, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

      The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

      Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply. On July 19, 2006, one of the unions representing 250 GTW employees took a one-day strike action, however employees have returned to work and are now in mediation. There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to (i) rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA). As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate and service issues. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

      With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security.

      The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead - A Vision for Transportation in Canada. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-44 was terminated when Parliament was dissolved on November 29, 2005 and has since been replaced by two separate pieces of legislation: Bill C-3 entitled International Bridges and Tunnels Act, tabled on April 24, 2006 and Bill C-11 entitled Transportation Amendment Act, tabled on May 4, 2006, relating to passenger service providers, noise, mergers and other issues. Also, the federal government is currently engaged in a consultative process relating to shipper-railway relationships. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation has been introduced in 2006. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. Recently, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, scheduled to go into effect on November 24, 2006, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada. Under the rule, all commercial conveyances would pay the AQI fee for all traffic entering the U.S. from Canada; for rail carriers, the fee would be on a per railcar basis for all commodities.

     The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition, in June 2006, TSA, together with the FRA and the Pipeline and Hazardous Materials Safety Administration, issued recommended security action items for the rail transportation of toxic inhalation hazard materials.

     While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

      In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. In the third quarter of 2006, CBP established minimum criteria for rail participation in C-TPAT and implementation is now underway. CN is subject to these criteria as a C-TPAT participant. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

      The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. The U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade and in 2004 enacted maritime legislation under which the regulations governing the Company’s acquisition of these vessels were not affected. On February 15, 2006, the Coast Guard issued a Notice of Proposed Rulemaking concerning vessel documentation for lease financing of vessels engaged in coastwise trade. The Coast Guard issued its final rule on October 18, 2006. The Company is currently assessing the impact of such rule. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

      Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

      As part of the Security and Prosperity Partnership entered into in 2005 by the Presidents of the United States and Mexico and the Prime Minister of Canada, as a trilateral effort to increase security and enhance prosperity among Canada, the U.S. and Mexico, a North American Competitiveness Council has been created. The Council is intended to engage the private sector as partners with the governments of the three countries in finding solutions to North American trade and security issues in the context of the Security and Prosperity Partnership. The Prime Minister has designated the Company’s President & Chief Executive Officer as a member of the Council, and CN will be active in the Council’s activities.

      The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program to help mitigate the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

      Overall return in the capital markets, and the level of interest rates, affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements as well as the impact on the results of operations will be determined following the completion of future actuarial valuations.

      Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

      The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

      Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2006, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

      During the third quarter ending September 30, 2006, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

      The Company is undergoing a comprehensive effort in preparation for compliance with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2006. This effort includes, among other things, evaluating the adequacy of the Company’s documentation of controls, assessing the effectiveness of control design, and testing the operation of the controls as designed.

      In the course of its evaluation, management has identified certain deficiencies in its internal control over financial reporting. These deficiencies are being addressed through a detailed remediation program. The Company does not believe that any of the deficiencies identified to date, individually or in the aggregate, result in a material weakness to its internal control over financial reporting.

Additional information, including the Company’s 2005 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
October 19, 2006

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 27, 2006

/s/ E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 27, 2006

/s/ Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 27, 2006	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel